

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2019

Dr. Brian Murphy
Chief Executive Officer
Emerald Bioscience, Inc.
130 North Marina Drive
Long Beach, CA 90803

Re: Emerald Bioscience, Inc.
Form 8-K
Exhibit No. 10.1
Exhibit No. 10.2
Filed May 29, 2019
File No. 000-55136

Dear Mr. Murphy:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance